BAKER & MCKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06017904

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 18 2006
WASH. D.C.
213

October 16, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated September 25, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

dlw 10/31

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission
dated on September 25, 2006:**

1. Clarification Announcement, released on October 10, 2006, in English and in Chinese;

2. Announcement on Qualified Accountant Waiver, released on October 16, 2006, in English and Chinese.

香港經濟日報 A56

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

公 告

於二零零六年十月七日刊載於香港《新報》的文章(「文章」)提到中海發展股份有限公司(「本公司」)可能向中國海運(集團)總公司(「中國海運」)收購(「收購」)50艘船舶。為此，本公司董事會(「董事會」)就該文章提到的有關內容予以澄清。

就刊載於香港《新報》的文章提到本公司之管理層曾向瑞信(「瑞信」)確認本公司可能以大約50-60億元人民幣的代價向中國海運收購50艘船舶之有關事宜，本公司董事會謹確認未有管理層向瑞信確認該項擬收購事宜。

於截至二零零六年六月三十日的中期報告中，本公司管理層表示將適時地擴充公司船隊。目前，本公司正在與中國海運就可能的船舶收購事宜進行磋商，但相關條款(如船舶艘數及代價)尚未最終確定。

除上文所述外，本公司董事謹確認，目前並無任何關於擬收購事宜之商談或協定為根據香港聯合交易所有限公司證券上市規則「上市規則」第13.23條而須予公開者；董事亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2006年10月9日
中國上海

本公告乃為遵照香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

基於擬收購事宜可能會進行，也有可能不會進行，提醒本公司股東及潛在的投資者在交易本公司的H股股份時應謹慎行事。

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王坤和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。

THE STANDARD

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

CLARIFICATION ANNOUNCEMENT

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") refers to the news article (the "**Article**") published by the Hong Kong Daily News (新報) on 7 October 2006 in relation to a proposed acquisition (the "**Acquisition**") of 50 vessels from the China Shipping (Group) Company ("**China Shipping**") and would like to clarify the contents of the article.

The Board of the Company refers to the Article published by the Hong Kong Daily News in relation to a purported confirmation having been given by the management of China Shipping Development Company Limited to Rui Xin "瑞信" that the Company proposes to acquire of 50 vessels from China Shipping for approximately RMB5,000,000,000 to RMB6,000,000,000. The Directors would like to confirm that the management of the Company had not made any confirmation in respect of the Acquisition with "瑞信".

The Company refers to its interim report for the half year ended 30 June 2006 in which the management of the Company has stated that the Company intend to expand its fleet as appropriate. The Company is in discussion with China Shipping in relation to a potential acquisition of certain vessels but such terms (including number of vessels and consideration) have not been finalized.

The Directors confirm that save as the above, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC 9 October 2006

This announcement is made in compliance with the requirement under Rule 13.09(2) of the Rules Governing the Listings of Securities on the Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement. Shareholders and investors of the Company are reminded that they should exercise caution in dealing in the securities of the Company as the proposed transaction may or may not proceed.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guoja, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B11

SOUTH CHINA MORNING POST 16 OCT 2006

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Qualified Accountant Waiver

The Company has obtained a 3-year conditional Waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant.

China Shipping Container Lines Company Limited (the "**Company**") has obtained a 3-year conditional waiver (the "**Waiver**") from The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") relating to the requirement for the Company to appoint a qualified accountant, on the condition that during the period covered by the Waiver, Mr. Zhao Xiaoming ("**Mr. Zhao**"), the qualified accountant of the Company, is able to meet all the requirements of Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**")) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA) and the Company has in place arrangement(s) providing Mr. Zhao with access to the assistance of Mr. Mak Po Lung ("**Mr. Mak**"), who is a fellow member of the HKICPA, during the period of the Waiver.

The duration of the Waiver commenced from 1 October 2006 and will cease (i) on 30 September 2009, being the expiry date of 3 years commencing from 1 October 2006; or (ii) when the Company fails to fulfil any of the above conditions for the Waiver, whichever is earlier. The Company has engaged Mr. Zhao, the chief financial officer of the Company, as the qualified accountant of the Company on 28 June 2006. Mr. Zhao is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA), and the Company has engaged Mr. Mak on 1 October 2006, to assist Mr. Zhao. During the period of the Waiver, Mr. Zhao shall have access to the assistance of Mr. Mak, who is a fellow of the HKICPA. In the event of any change in the circumstances under which the Waiver is granted or that the Company fails to fulfil any of the Waiver conditions, the Company shall immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
13 October 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors; and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

A53

香港經濟日報 16 OCT 2006

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)
(股票代號：2866)

合資格會計師豁免

本公司已獲聯交所發出3年有條件豁免，豁免嚴格遵守上市規則第3.24條有關委任一名合資格會計師之規定。

中海集裝箱運輸股份有限公司(「本公司」)已獲香港聯合交易所有限公司(「聯交所」)發出3年有條件豁免(「豁免」)，豁免嚴格遵守聯交所證券上市規則(「上市規則」)第3.24條有關委任一名合資格會計師之規定，條件為於豁免所涵蓋期間，本公司之合資格會計師趙小明先生(「趙先生」)符合上市規則第3.24條所有規定(惟彼並非為香港會計師公會(目前其英文名為Hong Kong Institute of Certified Public Accountants)(「香港會計師公會」)，或就獲豁免遵守香港會計師公會會員資格考試規定而言獲香港會計師公會認可之類似會計師團體的資深會計師或會計師)之人士，且本公司已安排趙先生於豁免期間得到作為香港會計師公會資深會計師的麥寶龍先生(「麥先生」)的協助。

豁免之期由二零零六年十月一日起計，並於(i)二零零九年九月三十日(即於二零零六年十月一日起計滿三年之屆滿日期)；或(ii)倘本公司未能履行任何上述豁免之條件(以兩者中較早者為準)時結束。本公司已於二零零六年六月二十八日委任本公司財務總監趙先生出任本公司合資格會計師。趙先生能符合上市規則第3.24條各項規定(惟彼並非為香港會計師公會，或就獲豁免遵守香港會計師公會會員資格考試規定而言獲香港會計師公會認可之類似會計師團體的資深會計師或會計師)，且本公司已於二零零六年十月一日委任麥先生協助趙先生。於豁免所涵蓋期間，趙先生可得到作為香港會計師公會資深會計師的麥先生的協助。倘授出豁免所根據之情況有任何改變或本公司未能履行任何豁免條件，本公司須即時知會聯交所及採取補救措施以遵守上市規則第3.24條之規定。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年十月十三日

於本公告刊發日期，董事會由執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生組成。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*